Exhibit 21.1

Significant Subsidiaries of Barnes & Noble, Inc.

1.	Barnes & Noble Booksellers, Inc., a Delaware corporation.

2.	Barnes & Noble International LLC, a Delaware limited liability company.

3.	Barnes & Noble Marketing Services LLC, a Virginia limited liability company.

4.	Barnes & Noble Purchasing, Inc., a New York corporation.

5.	Barnes & Noble Services, Inc., a New York corporation.

6.	NOOK Digital, LLC, a Delaware limited liability company.

7.	Sterling Publishing Co., Inc., a Delaware corporation.

8.	Barnes & Noble Café LLC, a Delaware limited liability company.